Exhibit 99.1

Alvotech submits its application for admission of the company’s shares to trading on Nasdaq Iceland Main Market

Alvotech S.A. (“Alvotech”) has submitted its application to Nasdaq Iceland for admission of its shares for trading on the Nasdaq Iceland Main Market under the ticker symbol “ALVO”. The application awaits approval from Nasdaq Iceland.

Alvotech’s shares are currently listed on the Nasdaq Stock Market in the U.S. and on the Nasdaq First North Growth Market under the ticker symbol “ALVO”. Alvotech’s shares were admitted to trading in the U.S. on June 16, 2022 and in Iceland on June 23, 2022.

On 12 August 2022, Alvotech announced that the Board of Directors had approved a plan to move its share listing to the Nasdaq Main Market in Iceland.

For further information contact

Alvotech Investor Relations and Global Communication

Benedikt Stefansson

alvotech.ir[at]alvotech.com